Exhibit 3.1
Articles of Merger
Filed February 6, 2001
Colorado Secretary of State


                               ARTICLES OF MERGER

         Pursuant to the provisions of the Nevada Revised Statutes and the Colorado Business Corporation Law, the undersigned corporations hereby submit the following Articles of Merger for filing for the purpose of merging SEPTIMA ENTERPRISES, INC., a Colorado corporation ("SEPTIMA"), into BIO-SOLUTIONS INTERNATIONAL, INC., a Nevada corporation ("BIO-SOLUTIONS").

                                    ARTICLE I

         The Plan of Merger provides for merging SEPTIMA into BIO-SOLUTIONS. It has been approved, adopted, certified and acknowledged by each of the corporations in accordance with the laws of Nevada and Colorado. The plan of merger is on file at the principal place of business which is 3807 Hardy St., Hattiesburg, MS 39402. A copy of the agreement of merger will be furnished on request and without cost to any shareholder of any corporation that is a party to the merger.

         A. SEPTIMA was organized under the laws of Colorado on September 12, 1988.

         B. BIO-SOLUTIONS was organized under the laws of Nevada on January 26, 2001.

                                   ARTICLE II

         The merger was duly approved by the unanimous consent of the directors of BIO-SOLUTIONS. The shareholders of SEPTIMA approved the merger by a vote pursuant to the provisions Colorado business corporation laws. A single class of common stock was entitled to vote totaling 5,007,876 shares of which 5,007,876 shares voted for the plan, no shares voted against the plan and no shares abstained. The casting of the votes was sufficient for approval of the plan of merger.

                                   ARTICLE III

         Each share of SEPTIMA common stock issued and outstanding will continue to be one share of common stock of the Surviving Corporation. The Surviving Corporation will convert or exchange each share of SEPTIMA common stock for one share of the common stock of the Surviving Corporation. Fractional shares will be rounded up to the nearest whole number.

                                   ARTICLE IV

         The surviving corporation will be BIO-SOLUTIONS INTERNATIONAL, INC., a Nevada corporation. The disappearing corporation will be SEPTIMA ENTERPRISES, INC., a Colorado corporation.

                                    ARTICLE V

         (a) The surviving corporation may be served with process on it in connection in a proceeding for the enforcement of the rights of a dissenting shareholder of a constituent corporation against the surviving corporation. The legal process may be served by registered or certified mail, return receipt requested, to the address of the surviving corporation's principal office, as set forth in the articles of merger or as last changed by notice delivered to the secretary of state for filing.

         (b) The surviving corporation will promptly pay to the dissenting shareholder of each domestic constituent corporation the amount, if any, to which the shareholder may be untitled under the Colorado Revised Statutes
Article 113.

         DATED this 5th day of February , 2001.

SEPTIMA ENTERPRISES, INC., a Colorado corporation.



By:     /s/ Joe Ashley
   -----------------------------------
Name:    Joe Ashley
Title: President

BIO-SOLUTIONS INTERNATIONAL, INC.,
a Nevada corporation.



By:     /s/ Joe Ashley
   -----------------------------------
Name:    Joe Ashley
Title: President